UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-00035
A. Full title of the plan and the address of the plan, if different from that of the issue named below:
GE SECURITY, INC. 401(k) RETIREMENT PLAN
(FORMERLY GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN)
GE SECURITY, INC.
8985 TOWN CENTER PARKWAY
BRADENTON, FLORIDA 34202
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT 06431

GE SECURITY, INC.
401(k) RETIREMENT PLAN
December 31, 2006 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4–9

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006	10

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Signature	11

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
GE Security, Inc. 401(k) Retirement Plan:
We have audited the statements of net assets available for benefits of the GE Security, Inc. 401(k) Retirement Plan (formerly GE Interlogix, Inc. 401(k) Retirement Plan) (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon
June 29, 2007

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Investments, at fair value	$151,370,322	$131,569,936
Receivables:
Employee contribution	401,763	452,389
Employer contribution	344,810	358,268
Accrued income	57,474	54,107

Liability:
Excess employee contributions payable	57,708	—

Net assets available for benefits, at fair value	152,116,661	132,434,700

Adjustments from fair value to contract value for fully benefit responsive contracts	519,621	593,560

Net assets available for benefits	$152,636,282	$133,028,260

See accompanying notes to financial statements.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Interest income	$986,754	$748,402
Dividends	5,583,623	3,581,988
Net appreciation in fair value of investments	8,307,078	4,026,777
Contributions:
Rollover	1,332,538	7,103,948
Employee	13,723,175	11,899,318
Employer, net of forfeitures	4,342,512	3,854,811

Total additions	34,275,680	31,215,244

Deductions from net assets attributed to:
Benefits paid to participants	14,648,859	14,964,604
Administrative expenses	18,799	22,635

Total deductions	14,667,658	14,987,239

Net increase in net assets before transfer from other plan	19,608,022	16,228,005

Transfer from other plan:
InVision Technologies, Inc. 401(k) Plan	—	24,519,121

Total transfer from other plan	—	24,519,121

Net increase in net assets available for benefits	19,608,022	40,747,126
Net assets available for benefits:
Beginning of year	133,028,260	92,281,134

End of year	$152,636,282	$133,028,260

See accompanying notes to financial statements.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the GE Security, Inc. 401(k) Retirement Plan (the Plan), a defined contribution plan, sponsored by GE Security, Inc. (formerly GE Interlogix, Inc.) (the Company or Employer or Plan administrator), is provided for general information purposes only. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Any employee of the Company who has attained the required ERISA age is eligible to participate in the Plan on the first day of the month after the employee’s three-month anniversary. The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Plan Committee). The Company has entered into an agreement with New York Life Trust Company (the Trustee) who acts as the trustee and record keeper of the Plan’s assets. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
(a)	Mergers and Related Amendments

On June 15, 2005, the InVision Technologies, Inc. 401(k) Plan with participant account balances of $24,519,121 was merged into the Plan.

The Plan sponsor of the InVision Technologies, Inc. 401(k) Plan is a wholly-owned subsidiary of GE Security, Inc.

(b)	Contributions

Each year, participants may elect to contribute pretax annual compensation, as defined by the Plan. For non-highly compensated employees, contributions are limited to an aggregate of 50% of the participant’s pretax annual compensation. Effective January 1, 2004, highly compensated employees are limited in their contributions to an aggregate of 20% of the participant’s pretax annual compensation. The total amount of participant pretax contribution is limited to $15,000 and $14,000 for 2006 and 2005, respectively. Participants may also contribute amounts representing distributions from other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the plan document.

Matching contributions by the Company for the benefit of participants are discretionary. For 2006 and 2005, Company matching contributions were equal to 50% of each participant’s contributions, up to 6% of eligible compensation. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants’ relative compensation as defined by the Plan. During 2006 and 2005, the Company did not make a discretionary profit-sharing contribution to the Plan.

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Internal Revenue Code (IRC) ($5,000 and $4,000 per participant in 2006 and 2005, respectively). The Company does not match employee catch-up contributions.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Employees who joined the Company as a result of the Company purchasing the assets of Edwards Systems Technology from SPX Corporation on March 22, 2005 were allowed to rollover their participant loans into the Plan from their previous plan, the SPX Retirement Savings and Stock Ownership Plan. As a result, for 2005, rollovers from the SPX Plan are included in the statement of changes in net assets available for benefits for the year ended December 31, 2005.
(c)	Participant Accounts

Participants direct the investment of their contributions among 11 mutual funds, a money market fund, a pooled separate account, and General Electric Company common stock. The allocation of a participant’s contributions to these investment funds is selected by the participant and may be changed daily. Each participant’s account is credited with the participant’s contributions, a share of Company matching and discretionary profit-sharing contributions, and the Plan’s earnings or losses, net of administrative expenses. Allocation of investment income or losses is based on the value of the participant’s account at the close of each day.

(d)	Vesting

Participants are vested immediately in their contributions, Company contributions (except as noted below) and related net investment earnings. Forfeitures of nonvested Company employer matching contributions are used to reduce future Company contributions. During 2006 and 2005, forfeitures totaling approximately $71,100 and $67,000, respectively, were used to reduce employer contributions. At December 31, 2006 and 2005, forfeitures totaling approximately $10,200 and $71,000, respectively, were available to reduce future contributions. Balances transferred prior to 2000 into the Plan from the Aritech Corporation Employee Stock Ownership Plan vest as follows:

Vested
Years of service	percentage
Less than 3 years	—%
3 years but less than 4	20
4 years but less than 5	40
5 years but less than 6	60
6 years but less than 7	80
7 years and thereafter	100
(e)	Participant Loans

A participant may borrow from his or her account a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period or 50% of the participant’s vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 4.0% to 11.8% on loans outstanding at December 31, 2006. Principal and interest is paid ratably through biweekly payroll deductions. Loan administration charges are charged to the participant’s account electing the loan.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(f)	Payments of Benefits

Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity or in-kind distribution of General Electric Company common stock as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

(g)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of GE Company stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is responsible for following the voting instructions that have been given by the participant. If the participant does not instruct the Trustee with regard to a voting decision, the shares are voted as instructed by the Company.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become or remain 100% vested in their accounts.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	New Accounting Policies

As described in financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the Statement of Net Assets for the periods presented.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The effect of adopting the FSP had no impact on net assets, which have historically been presented at contract value.
(c)	Investment Valuation and Income Recognition

The General Electric Company common stock and mutual funds are valued based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance. Interest and dividend income is recorded as earned on an accrual basis.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the FSP discussed above. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2006 and 2005 was 4.16% and 3.89%, respectively. For the years ended December 31, 2006 and 2005, the average yield credited to participants in the Plan was 4.12% and 3.84%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2006 and 2005. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.

On December 31, 2000, the Plan received benefit-responsive investments in guaranteed insurance contracts in conjunction with the merger of the Interactive Technologies, Inc. 401(k) Investment Plan (the ITI Plan merger). The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts, plus interest accrued at the current rate, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value of the guaranteed insurance contracts for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from approximately 4.2% to 4.0% for 2006 and 2005. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than a specified rate, which was 4.0% as of December 31, 2006. Such interest rates are reviewed on an annual basis for resetting. The fair values of these contracts as of December 31, 2006 and 2005 approximate the contract values.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

(d)	Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments included in the statements of changes in net assets available for benefits consists of realized gains or losses on investments sold and the unrealized appreciation (depreciation) on investments held at the end of the year.

(e)	Plan Expenses

The Company pays all Plan administrative expenses other than loan administration charges and commissions and fees on transactions involving General Electric Company common stock. Loan administration charges and common stock commissions and fees are charged to the participant’s account electing the loan or common stock transaction.

(f)	Payment of Benefits

Benefit payments are recorded when paid.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(g)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Risks and Uncertainties

The Plan invests in a variety of investments. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.
(3)	Investments

The following tables present investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005.

	2006	2005
The Growth Fund of America R4	$18,539,267	$15,508,395
Davis New York Venture Fund (A)	18,330,108	15,222,075
New York Life Insurance Anchor Account I	17,436,958	16,085,649
Mainstay Balanced Fund RI	15,784,763	15,440,943
Fidelity Advisor Diversified International T	14,138,622	10,187,491
Mainstay S&P 500 Index Fund I	13,924,011	11,647,000
JP Morgan Mid Cap Value Fund A	13,095,380	11,399,566
PIMCO Total Return Fund (Admin)	12,014,152	11,851,861
General Electric Company common stock	7,637,948	7,757,546
During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2006	2005
General Electric Company common stock	$462,683	$(235,545)
Mutual funds	7,844,395	4,262,322

Net appreciation in fair value of investments	$8,307,078	$4,026,777

(4)	Concentration of Investments

The Plan’s investment in General Electric Company common stock represents approximately 5% and 6% of total investments as of December 31, 2006 and 2005, respectively. General Electric Company is a diversified technology, media and financial services company, with products and services ranging from aircraft engines, power generation, water processing and security technology to medical

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
imaging, business and consumer financing, media content and advanced materials; GE serves customers in more than 100 countries.
(5)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in General Electric Company common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated September 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of December 31, 2006 and 2005.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

		Number of	Current
Identity of issue	Description of investment	shares	value
Corporate Stocks – Common:
General Electric Company*	General Electric Company common stock	205,266	$7,637,948

Money Market Fund:
New York Life Trust Company*	Mainstay Cash Reserves Fund I	453,128	453,128

Mutual Funds:
American Funds	The Growth Fund of America R4	567,743	18,539,267
New York Life Trust Company*	Mainstay Balanced Fund RI	567,389	15,784,763
Davis Funds	Davis New York Venture Fund (A)	475,860	18,330,108
PIMCO Funds	PIMCO Total Return Fund (Admin)	1,157,433	12,014,152
New York Life Trust Company*	Mainstay S&P 500 Index Fund I	425,941	13,924,011
JP Morgan	JP Morgan Mid Cap Value Fund A	508,361	13,095,380
Fidelity Investments	Fidelity Advisor Diversified International T	626,712	14,138,622
Artisan Funds	Artisan Mid Cap Fund	203,107	6,186,643
Van Kampen	Van Kampen Growth and Income A	261,202	5,767,334
New York Life Trust Company*	Mainstay MAP Fund RI	71,060	2,642,008
PIMCO Funds	PIMCO Real Return Admin Fund	156,997	1,672,019

Pooled Separate Account:
New York Life Trust Company*	New York Life Insurance Anchor Account I		17,436,958

Guaranteed Insurance Contracts:
American Founders Life Insurance Company	Bradford National Life Insurance Company Guarantee #2990002645, 4.0%, maturing January 28, 2044		120,506

Conseco Life Insurance Company	American Life and Casualty Insurance Company Contract, #ON890313, 4.2%, maturing April 1, 2019		227,886
Participant loans*	Interest rates from 4.0% to 11.8%		3,919,210

			$151,889,943

*	Denotes party in interest.
See accompanying report of independent registered public accounting firm.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly casued this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GE Security, Inc. 401(k) Retirement Plan

By:	/s/ THOMAS O’DONNELL

Thomas O’Donnell
Plan Administrator
June 29, 2007

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Public Accounting Firm